Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140439

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated April 26, 2007)

$498,630,000

FIBERTOWER CORPORATION

9.00% Convertible Senior Secured Notes due 2012 and
The Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement relates to resales by selling securityholders of our 9.00% Convertible Senior Secured Notes due 2012 and the shares of common stock issuable upon conversion of the notes from time to time, as described in the prospectus to which this prospectus supplement relates.

This prospectus supplement, which supplements the prospectus dated April 26, 2007, contains additional information about selling securityholders.

Investing in our securities involves risks. Please read “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus supplement, the related prospectus and any prior supplements and those documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement, the related prospectus and any prior supplements or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

The date of this prospectus supplement is May 25, 2007.

SELLING SECURITYHOLDERS

The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or included in the prospectus to which this prospectus supplement refers.  We issued and sold the notes in a private placement to the initial purchasers, and the notes were resold by the initial purchasers to the selling securityholders in transactions exempt from registration under the Securities Act.

The following table supplements the table of selling securityholders in the prospectus.  No offer or sale under this prospectus supplement or the prospectus to which it refers may be made by a holder of the securities unless that holder is listed in the table below or the prospectus or until that holder has notified us and a supplement to the prospectus has been filed or an amendment to the related registration statement has become effective.  The table set forth below in this prospectus supplement lists the selling securityholders who have provided information for inclusion in this prospectus supplement.  Any additional or changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers.

The information is based on information provided to us by or on behalf of the selling securityholders in selling securityholder questionnaires and is as of the respective dates specified by the selling securityholders in such questionnaires. The selling securityholders identified below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements under the Securities Act, all or a portion of their notes since the time they provided us information regarding their holdings. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if any.

Name	Principal Amount of Notes Owned Prior to the Offering and Offered Hereby	Amount (and Percentage) of Notes Owned After the Offering(1)	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Offered Hereby(2)	Number of Shares of Common Stock Owned After the Offering(1)	Percentage of Common Stock Outstanding after Offering(1)(3)
Dow Employees Pension Plan(4)	$1,310,000	0	0	158,021	0	*
HFR CA Select Master Trust Fund(4)	$700,000	0	0	84,438	0	*
Institutional Benchmarks Series (Master Feeder) Ltd.(4)	$800,000	0	0	96,501	0	*

Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund(5)	$408,000	0	0	49,215	0	*
Jefferies and Company(6)	$9,000,000	0	0	1,085,643	0	*
O’Connor Global Convertible Arbitrage Master Limited(7)	$8,613,000	0	0	1,038,960	0	*

Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund(8)	$765,000	0	0	92,279	0	*
Quattro Fund Ltd.(9)	$3,570,000	0	0	430,638	0	*
Quattro Multistrategy Masterfund LP(9)	$357,000	0	0	43,063	0	*
Qwest Occupational Health Trust(4)	$135,000	0	0	16,284	0	*
San Diego County Employees Retirement Association(4)	$1,600,000	0	0	193,003	0	*
Stanfield Offshore Leveraged Assets, Ltd.(10)	$55,000,000	0	10,009,485	6,634,485	3,375,000	2.3%

Union Carbide Employees Pension Plan(4)	$625,000	0	0	75,391	0	*
Virginia Retirement System(4)	$3,390,000	0	0	408,925	0	*
Zazove Convertible Arbitrage Fund, L.P.(4)	$3,700,000	0	0	446,319	0	*
Zazove Hedged Convertible Fund, L.P.(4)	$2,200,000	0	0	265,379	0	*

*                    Less than 1%

(1)             Assumes that each listed selling security holder sells all of the securities that are offered hereby and does not sell any of the securities owned prior to the offering.

(2)             Assumes conversion of the selling securityholder’s notes at an initial conversion rate of 120.627 shares of common stock per $1,000 principal amount of notes and that we do not elect to pay any applicable make-whole premium in shares of our common stock. These numbers are subject to adjustment as described under “Description of Notes” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future.

(3)             Based on a total of 145,814,015 shares of common stock outstanding as of May 11, 2007.

(4)             Gene T. Pretti of Zazove Associates, LLC may be deemed to have voting and investment control over these securities.

(5)             Gary Crowder has voting and investment control over these securities.

(6)             The listed selling securityholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act and is an affiliate of Jefferies & Company, Inc., one of the initial purchasers of the notes.

(7)             UBS O’Connor LLC, as the investment manager of the listed selling securityholder, has voting and investment control over these securities. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG.

(8)             Mark Rowe, Felix Hardner, Michael Fitchet and Denis O’Malley have voting and investment control.

(9)             Andrew Kaplan, Brian Swain and Louis Napoli have voting and investment control over these securities.

(10)       Stanfield Capital Partners LLC, as the investment manager of the listed security holder, has voting and investment control over these securities.  The members of the management committee of Stanfield

Capital Partners LLC are Dan Baldwin, Steve Alfieri, Chris Jansen, Sarah Street and Chris Greetham. Each of these individuals disclaims beneficial ownership of the reported securities.

Unless otherwise indicated in a footnote to the tables, the selling securityholders have informed us that such selling securityholders have not held any position or office with, been employed by, or otherwise had a material relationship with us or any of our affiliates during the three years prior to the date of this prospectus supplement.